SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: October 28, 2003

List of materials

Documents attached hereto:

i)	A press release regarding “Transformation 60” – Confirming Sony’s position as a leading consumer brand in the 21st century

ii)	A press release regarding Samsung Electronics and Sony signing a MOU to establish a joint venture for 7th generation amorphous TFT LCD panel production

iii)	A press release regarding establishment of a financial holding company

iv)	A press release regarding executive appointments

SONY
6-7-35 Kitashinagawa
Shinagawa-ku
News & Information	Tokyo 141-0001

October 28, 2003
No. 03-047E

Transformation 60—Confirming Sony’s Position as a

Leading Consumer Brand in the 21st Century

Tokyo, Japan—Sony aims to continue being one of the world’s leading consumer brands in the 21st century, providing customers with a wide range of attractive products, content and services. To confirm and strengthen this position Sony has embarked on “Transformation 60”, a series of fundamental reforms to the Sony Group.

Transformation 60 will consist of:

1.	Clarifying operational structure and concentrating technology and resources for growth
2.	Fundamentally reforming operational profit structure

Through these changes Sony aims to secure a consolidated operating profit margin of at least 10% (excluding financial business) by the end of FY06. Sony also believes that these changes will lay the foundation for the creation of new value and significant growth from FY06 onwards.

The	essential elements of these changes are set out below:

1.	Clarifying operational structure and implementing growth strategy

* Convergence of electronics business

The home electronics and mobile electronics sectors, and the semiconductor technology sector which supports them are designated as core sectors. Sony will strengthen its technological base.

* Convergence of entertainment business

By integrating assets in pictures, music and game, linkages with electronics will be strengthened as Sony aims to become a global media content company.

* Convergence of financial business

Sony plans to set up a financial holding company comprising its three companies: Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. by April 2004. This is intended to create the most appropriate management system for Sony’s financial business and to strengthen operations.

2.	Fundamentally reforming operational profit structure

Sony will implement a second phase of group structural reforms, covering electronics, entertainment and other major sectors, to revise its profit structure radically.

* Consolidated fixed costs are projected to be reduced by approximately ¥330 billion by the end of FY06 (compared to FY02) through focus on strategic business, accelerated reform of the manufacturing sector, streamlining of corporate/administrative and sales divisions and reform of procurement for production and non-production materials. Sony estimates this will result in a 4-point improvement in the consolidated operating profit margin.

* With an existing 4% operating profit margin, Sony estimates that the result of the above fixed cost reductions, along with the effect of other structural reforms and improved competitiveness in the electronics sector, will allow the group to reach its 10% operating profit margin target.

Details are given below:

Clarifying Operational Structure and Implementing Growth Strategy

1.	Convergence of Electronics Business

Moving toward 2006, Sony will develop convergence strategies in the Home and Mobile electronics sectors, by concentrating engineering resources and utilizing the power of core semiconductors and devices.

Strengthening the development system for semiconductors and key devices

The Semiconductor Solutions Network Company (NC President, Ken Kutaragi) will be established to direct the Sony Group’s semiconductor strategy. The objective will be to increase the ratio of semiconductors and key devices produced within the Sony group and thus add value to home and mobile electronics products.

1)	Establish roadmap for digital CE products based on most advanced processors.

2)	Establish a joint venture company to strengthen procurement of LCD panels.

3)	Accelerate in-house development of next-generation display devices through strengthening related organization.

4)	Solidify position as global leader in imaging devices by enhancing CCDs and CMOS imagers.

Home Electronics

1)	Developing the next-generation TV

*	Accelerate transition to flat panel
*	Pursue high-quality picture, high resolution large-screen
*	Digitalize, and configure for broadband network
*	Introduce powerful media processor (CELL)

2)	Creating New Markets through Convergence of Electronics and Game Technology

*	Convergence of real time visual processing technology and imaging devices
*	Deploy next-generation high-density optical disks like “UMD” as media platforms for game, pictures and music.
*	Create home environment where customers may enjoy multiple media devices such as PSX which can evolve into a home server (CELL-based)

3)	Accelerating the Move to an HD World

*	Pursue super-reality image creation
*	Promote Blu-ray as the next-generation packaged media format.

Mobile Electronics

1) In conjunction with SEMC, integrate telecoms, imaging, AV and computing to create new mobile electronics markets.

2) Building on Sony’s strength in key devices to confirm Sony’s leading position in the digital imaging field through products such as Camcorders and Digital Still Cameras.

3) Integrate Sony’s contactless IC card technology, FeliCa, with a range of Sony products. Establish a joint venture company with NTT DoCoMo to create a service platform which integrates FeliCa with mobile phones (announced October 27).

Strengthen Research and Development for next-generation technology

* Next-generation broadband wireless communications

* Network technology for information security, copyright protection and authentication

* Artificial Intelligence and sensing technology for more user-friendly interfaces

Note:

The Sony group plans to spend a total of ¥1 trillion on semiconductor investment and R&D in the three years starting from FY03. Approximately ¥500 billion will be spent on capital investment for semiconductors like CELL and imaging devices where major growth prospects are envisaged (¥185 billion in FY03). As electronics R&D, approximately ¥500 billion will be spent on key devices for product enhancement (¥150 billion in FY03).

* excludes R&D for prototypes

2.	Convergence of Entertainment Business

Sony aims to heighten the value of its entertainment business by strengthening its assets while integrating pictures, music, game, electronics, and services in innovative ways that dissolve traditional boundaries. Through this, Sony aims to confirm its position as a global media content company

1) As distribution channels diversify, Sony will continue to pursue a business model that integrates entertainment, electronics and network businesses. As part of this, the company will introduce new music distribution services that fit regional characteristics in USA, Europe and Japan.

2) Pictures and music content will be developed for the UMD media that will be adopted for PSP. Blu-ray Disc will be developed as a new package media to grow a business centering on high-definition video.

3) Develop an integrated entertainment business strategy based on content and distribution services in the Japanese market. This market is characterized by an advanced broadband mobile environment and diverse game software and animation content.

3.	Convergence of Financial Business

To strengthen its financial business, Sony plans to set up a financial holding company comprising its three companies: Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. This is scheduled for April 2004, subject to the approval of the relevant financial authorities. The establishment of this holding company will enhance the risk management system needed for financial sector business. Sony also expects that strategic linkages between the three companies within the holding company will allow it to develop integrated financial services for customers. In the future Sony would also consider the possibility of an initial public offering (IPO) for the holding company to allow it to procure funds for growth and to realize value.

Structural Reform Phase 2

1.	Focusing Electronics Strategy

Sony will distinguish between strategic and mature categories for the electronics business. Engineering and development resources will be concentrated in strategic categories such as flat panel TVs, Home Servers and mobile products. Mature categories such as Trinitron CRT TVs, analog video systems and analog personal audio systems will have their product engineering and development functions strengthened at Sony EMCS. This will allow profit to be maximized even in a shrinking market.

2.	Accelerating Reform for the Global EMCS Production System

1)	Creating Added Value

* Engineering and production technology which is crucial in enhancing product competitiveness will be strengthened globally for a higher added-value manufacturing system.

* Distribution functions will be integrated with the existing production, engineering and customer service functions of some factories to achieve advanced supply chain management. This will convert these to Customer Front Centers (CFCs).

2)	The engineering and production system will be reconfigured to meet specific regional needs.

* Manufacturing links between Japan, China and Asia will be strengthened.

Japan: Advanced production technology base (focus of manufacturing shifts from assembly to key devices and semiconductors.) Strengthened production of high added-value devices/semiconductors, and integration with mounting.

China: Supply of products to the rapidly expanding domestic market; cost-competitive mass production; device and module production

* Asia: Cost-competitive mass production and addition of CFC functions

* Europe/Americas: Mass-production of single category products to meet local market needs; addition of CFC functions; strengthening of regional production/sales systems

Through the continuous implementation of production reforms and linkages with distribution, Sony expects to achieve an approximately 30% reduction in production/distribution/service points compared with FY02 and a 30% rationalization of manufacturing floor space compared with FY02.

3.	Optimizing Human Resources and Reform of Personnel System in Japan

Sony plans to reduce the consolidated number of Sony regular employees (154,500 at the end of March 2003, excluding finance sector) by about 20,000 over a 3 year period. This will include about 7,000 employees in Japan.

Corporate/Administrative and Sales Functions (including HQ)

*	Introduce a platform to integrate corporate/administrative functions which overlap several organizations/work centers

*	Increase efficiency by consolidating work centers

Europe: As part of an effort to pursue an integrated strategy of promoting electronics products with entertainment content and services, Sony Europe plans to bring together the consumer AV marketing groups in a new location in the UK, to create more value and benefits to consumers, while at the same time increase operational efficiency.

USA: Electronics HQ and Marketing functions previously divided between the West and East Coasts will be reallocated mainly to the West Coast. Corporate and administrative functions will be made more efficient and linkages between sales and manufacturing strengthened.

*	Streamline operations by consolidating or reducing product categories or operations

Production: Consolidate production/distribution and service points and streamline manufacturing and corporate/administrative personnel.

In Japan, Sony will rigorously apply the “Contribution=Compensation” Principle and make its workforce and employment structure truly diverse. The objective will be to create a new relationship between company and the individual employee.

4.	Reforming Procurement for Non-Production/Production Materials

Non-Production Materials

Sony intends to cut fixed costs related to non-production materials by 12% compared to FY02. These are horizontal group costs for technology outsourcing, purchasing/lease rental costs etc. Group procurement management will be strengthened, central purchasing systems made more efficient, and outsourced service functions integrated.

Production Materials

Sony’s objective is to achieve cost-reductions, enhance engineering and development efficiency and further promote product quality.

*	Standardization of parts: The number of registered parts is to be reduced to 100,000 by the end of FY05. (Current level 840,000). Of these, 20,000 will be designated as Sony-approved and standardized throughout the company.

*	Suppliers: Suppliers of components and raw materials will be rigorously evaluated according to green procurement standards, adherence to legal requirements, and e-procurement. By the end of FY05, the number will be reduced to 1,000 from the current level of 4,700. This will realize strategic cost reductions.

With the above measures, Sony will implement the second phase of structural reform in order to create a highly efficient, high added-value operational structure. Over 3 years Sony plans to spend approximately ¥335 billion (¥300 billion in electronics) to achieve annualized fixed cost reductions of approximately ¥200 billion (¥160 billion in electronics) in FY06 compared to FY02. In addition, cost reductions in non-production materials will help to achieve overall total annualized fixed cost reductions of approximately ¥330 billion (¥300 billion in electronics) in FY06 compared to FY02. For FY03, Sony projects restructuring costs of approximately ¥140 billion (electronics ¥130 billion) resulting in annualized savings of approximately ¥78 billion (electronics ¥68 billion) from FY04.

Inquiries

Sony Corporate Communications

TEL 03-5448-2200 FAX 03-5448-3061

[Press Release]	Samsung Electronics Co., Ltd
Sony Corporation

Samsung Electronics and Sony Signed a MOU to Establish Joint Venture

for the 7th Generation Amorphous TFT LCD Panel Production

Seoul, Korea / Tokyo, Japan, October 28, 2003—Samsung Electronics Co., Ltd (hereafter “Samsung”) and Sony Corporation (hereafter “Sony”) have signed a MOU (Memorandum Of Understanding) with the intention to establish a joint venture for the manufacture of the 7th generation amorphous TFT LCD panel. The joint venture is due to be established in the 1st quarter of CY2004, subject to completion of a definitive agreement and applicable regulatory requirement.

The joint venture will be invested by two companies and it will install the 7th generation (1,870mm x 2,200mm substrates) amorphous TFT LCD panel production equipments in the facility constructed by Samsung in Tangjeong, ChungCheongNam-Do, Korea. The production line is targeted to reach a production capacity of tens of thousands sheets monthly (substrate base) by summer 2005 requiring a capital investment of approximately $2 billion. These and other details are subject to further discussion and agreement between the two companies.

The popularity of flat display TV sets continues to advance rapidly and consequently the demand for TFT LCD panels has also increased dramatically. The demand for LCD TV sets is expected to be 14 million units worldwide in FY2005 which is estimated to be as over 10 percent of total TV set sales world wide.

This investment in the 7th generation production line will enable both companies to ensure stable production with efficient cost performance allowing them to supply their products to LCD market. The world’s largest the 7th generation amorphous TFT LCD manufacturing line will ensure all stakeholders of the industry what the standard glass size will be, and also enable Samsung to reinforce its leadership in the fast growing LCD market with Samsung’s various differentiated technologies. By adding the production capacity of this new company to its existing suppliers, Sony will be able to secure a stable amorphous TFT LCD panel supply for its own TV sets in order to promote product development and meet the expanding world demand.

[Joint Venture (details still under discussion and to be finalized in the 1st quarter of CY2004)]

Name of the company	:To be decided
Capital	:Approx. $2 billion
Representatives	:To be decided (planned to select CEO from Samsung, CFO from Sony)
Location	:Tangjeong, ChungCheongNam-Do, Korea
Product	:Amorphous TFT LCD panels
Capital Invested	:Approx. $2 billion (amount to start mass production)
Production capacity	:Tens of thousands sheets per month *the 7th generation (1,870mm x 2,200mm)

Further details to be decided upon discussion.

For press inquiries:	Samsung Electronics	Corporate Communications	Tel: +82-31-209-7037
	Sony Corporation	Corporate Communications	Tel: +81-3-5448-2200

SONY
6-7-35 Kitashinagawa
Shinagawa-ku
News & Information	Tokyo 141-0001

October 28, 2003
No. 03-048E

Establishing a Financial Holding Company

Tokyo, Japan—To strengthen its financial business, Sony plans to set up a financial holding company comprising its three companies: Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. This is scheduled for April 2004, subject to the approval of the relevant financial authorities.

With deregulation progressing, the competitive landscape in the financial sector has changed and we believe that there is an increasing need to offer customers integrated services tailored to their individual needs. Sony will exploit the strategic linkages between the life insurance, non-life insurance and banking services to offer these kinds of integrated solutions.

Sony’s financial business has been developed with specific focus on individual customers and our financial business is expected to create value for them through direct communication. Through the creation of this holding company we aim to enhance the confidence of our customers, discharge our responsibility to shareholders, and strengthen the risk management system required for financial business.

In order to allow these financial businesses to procure their own funds for growth and to realize their latent value, Sony will consider an IPO for the holding company, when there is a clear indication of a viable growth strategy in each of these businesses.

By the establishment of this financial holding company, Sony aims for the most appropriate and efficient business structure for its financial sector, and the consequent provision of attractive services. These in turn will enhance value for the entire Sony Group.

Inquiries

Sony Corporate Communications

TEL	03-5448-2200 FAX 03-5448-3061

SONY
6-7-35 Kitashinagawa
Shinagawa-ku
News & Information	Tokyo 141-0001

October 28, 2003
No. 03-046E

Executive Appointments

Tokyo, Japan—The following executive appointments have been made effective November 1, 2003.

•	Corporate Executive Officers (* denotes new appointment)

Vice Chairman	Howard Stringer

Sony Group Americas Representative,

COO* in charge of Entertainment Business Group,

Chairman and CEO of Sony Corporation of America

Executive Deputy President	Shizuo Takashino

COO* in charge of IT & Mobile Solutions Network Company,

Chairman, Sony EMCS Corporation*

Executive Deputy President	Ken Kutaragi

COO* in charge of Home Network Company*, Game Business Group and Broadband Network Company,

NC President, Semiconductor Solutions Network Company*,

President and CEO of Sony Computer Entertainment, Inc.

• Executive Officer

Yoshihide Nakamura	Senior Vice President (new appointment)

Presently Group Executive Officer,

Senior General Manager, Intellectual Property Division (continues),

Chairman, Sony Chemicals Corporation

Reference: Responsibilities of Corporate Executive Officers from November 1 are as follows:

•	Representative Corporate Executive Officers

Nobuyuki Idei	Chairman
Group CEO

Kunitake Ando	President

Group COO

Teruhisa Tokunaka	Executive Deputy President
Group CSO, In charge of Personal Solutions Business Group and Network Application and Content Service Sector (NACS)

• Corporate Executive Officers

Minoru Morio	Vice Chairman
Sony Group East Asia Representative, Group CPO

Howard Stringer	Vice Chairman
Sony Group Americas Representative,
COO in charge of Entertainment Business Group,
Chairman and CEO of Sony Corporation of America

Shizuo Takashino	Executive Deputy President
COO in charge of IT & Mobile Solutions Network Company,
Chairman, Sony EMCS Corporation

Ken Kutaragi	Executive Deputy President
COO in charge of Home Network Company,
Game Business Group and Broadband Network Company,
NC President, Semiconductor Solutions Network Company,
President and CEO of Sony Computer Entertainment, Inc.

Teruo Masaki	Corporate Senior Executive Vice President
Group General Counsel

Akira Kondoh	Corporate Senior Executive Vice President

Group CIO

Takao Yuhara	Corporate Senior Vice President

Group CFO

Göran Lindahl	Sony Group Europe Representative, Chairman of Sony Group in Europe

Nicole Seligman	Group Deputy General Counsel

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